		Low		High
Enterprise Value	$	143,442	$	180,591
Secured Debt:				
Term Loan		-		-
Revolver		47,214		47,214
Unsecured Notes		1,100		1,100
Other		-		-
	$	48,314	$	48,314
Pension Liability:				
Estimated Plan Assets[1]	$	554,912	$	554,912
Estimated Accrued Pension Liability per Actuary[2]		(556,960)		(556,960)
Pension Liability Value	$	(2,048)	$	(2,048)
Value Available to Stockholders	$	93,080	$	130,229

		Low		High
Equity Value	$	93,080	$	130,229
Number of Shares Outstanding		12,101,932		12,101,932
Implied KYCN Price per Share	$	7.69	$	10.76

<u>**Notes:**</u>

[1] Estimated Plan Assets as of 4/15/2013

[2] Per third party actuary; estimated in accordance with applicable regulations of the PBGC and DOL under a plan termination which approximates the cost to purchase annuities in order to settle the accrued defined benefit pension obligations

Comparable Public Company Multiples

($ in millions)

	Enterprise Value	EV / Revenue					EV / EBITDA					EV / EBIT				
		FYE 2011	FYE 2012	LTM	FYE 2013	FYE 2014	FYE 2011	FYE 2012	LTM	FYE 2013	FYE 2014	FYE 2011	FYE 2012	LTM	FYE 2013	FYE 2014
Commercial Metals Company	$ 2,684.6	0.30x	0.31x	0.36x	0.36x	0.34x	8.10x	6.50x	7.08x	7.53x	5.92x	17.82x	10.33x	11.06x	12.11x	8.70x
Nucor Corporation	16,779.9	0.72x	0.85x	0.89x	0.87x	0.79x	7.13x	9.88x	10.61x	9.53x	6.32x	10.05x	15.55x	17.26x	15.02x	8.37x
Steel Dynamics, Inc.	5,116.7	0.60x	0.67x	0.72x	0.69x	0.64x	5.99x	7.81x	8.49x	7.15x	5.48x	8.27x	12.22x	13.61x	10.75x	7.41x
Gilbralter Steel Corp.	767.0	0.75x	0.82x	0.97x	0.87x	0.81x	9.27x	9.09x	11.00x	7.91x	6.70x	15.98x	14.43x	17.81x	11.02x	9.59x
Leggett & Platt Inc.	5,321.6	1.05x	1.23x	1.43x	1.39x	1.34x	10.02x	9.98x	11.60x	10.68x	9.80x	14.45x	13.37x	15.48x	13.89x	12.73x
Insteel Industries	284.9	0.57x	0.60x	0.79x	0.78x	0.65x	8.82x	*NMF*	12.88x	7.89x	6.86x	15.78x	*NMF*	22.88x	*NA*	*NA*
Gerdau SA	19,069.2	0.89x	1.11x	*NA*	0.93x	0.87x	6.90x	10.08x	*NA*	7.47x	6.24x	11.24x	17.95x	*NA*	12.34x	9.43x
Low		0.30x	0.31x	0.36x	0.36x	0.34x	5.99x	6.50x	7.1x	7.1x	5.5x	8.27x	10.33x	11.1x	10.8x	7.4x
High		1.05x	1.23x	1.43x	1.39x	1.34x	10.02x	10.08x	12.9x	10.7x	9.8x	17.82x	17.95x	22.9x	15.0x	12.7x
Median		0.72x	0.82x	0.84x	0.87x	0.79x	8.10x	9.49x	10.8x	7.9x	6.3x	14.45x	13.90x	16.4x	12.2x	9.1x
Mean		0.70x	0.80x	0.86x	0.84x	0.78x	8.03x	8.89x	10.3x	8.3x	6.8x	13.37x	13.97x	16.4x	12.5x	9.4x

Comparable Company Multiple Approach

($ in millions)

	Operating Indication	Selected Multiple Range		Range of Enterprise Value		Market Median	Selected Range as a Percent of Market Median	
FYE 2011								
Revenues	$564.0	0.45 x -	0.52 x	$ 253.8 -	293.3	0.72 x	62.2% -	71.9%
EBITDA	$32.2	5.5 x -	7.5 x	177.1 -	241.5	8.1 x	67.9% -	92.6%
EBIT	$21.0	8.7 x -	11.8 x	182.7 -	247.8	14.5 x	60.2% -	81.6%
FYE 2012								
Revenues	$547.7	0.34 x -	0.57 x	$ 186.2 -	312.2	0.82 x	41.5% -	69.5%
EBITDA	$30.6	6.0 x -	8.0 x	183.5 -	244.7	9.5 x	63.3% -	84.3%
EBIT	$19.2	10.0 x -	12.0 x	191.8 -	230.2	13.9 x	71.9% -	86.3%
Latest Twelve Months								
Revenues	$537.2	0.37 x -	0.58 x	$ 198.8 -	311.6	0.84 x	44.1% -	69.1%
EBITDA	$27.9	6.5 x -	8.3 x	181.6 -	231.9	10.8 x	60.2% -	76.8%
EBIT	$16.5	10.8 x -	14.2 x	178.6 -	234.8	16.4 x	66.0% -	86.7%
FYE 2013								
Revenues	$564.9	0.36 x -	0.58 x	$ 203.4 -	327.6	0.87 x	41.4% -	66.7%
Adjusted EBITDA	$31.2	5.8 x -	7.5 x	181.0 -	234.1	7.9 x	73.5% -	95.0%
Adjusted EBIT	$19.4	8.7 x -	10.2 x	168.9 -	198.1	12.2 x	71.2% -	83.4%
FYE 2014								
Revenues	$570.5	0.32 x -	0.45 x	$ 182.6 -	256.7	0.79 x	40.6% -	57.2%
Adjusted EBITDA	$31.1	5.1 x -	6.1 x	158.7 -	189.8	6.3 x	80.7% -	96.6%
Adjusted EBIT	$17.5	7.0 x -	8.7 x	122.6 -	152.4	9.1 x	77.2% -	96.0%
Median				$ 182.6 -	241.5			
Mean				$ 183.4 -	247.1			

Operational Enterprise Value Range	$ 183.0 -	$ 244.3

Adjusted Income Statement

($ in millions)

| | Fiscal Year Ended December 31, | | | LTM Ended 3/31/2013 | | Projected | |
	2010	2011	2012		FY 2013	FY 2014	FY 2015
Revenue	$450.7	$564.0	$547.7	$537.2	$564.9	$570.5	$576.2
Less: Cost of Goods Sold	$417.9	$520.0	$502.8	$495.8	$519.2	$523.5	$527.8
Gross Profit	32.8	44.0	44.9	41.4	45.7	46.9	48.4
Less: Selling, General & Administrative	20.9	22.6	23.9	23.4	25.2	25.5	26.2
Less: Preferred Payment	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Less: Other	(10.0)	(30.2)	(13.0)	(14.9)	(21.5)	(21.5)	(21.5)
Add: Other Income	0.6	0.7	(0.5)	(0.2)	0.3	0.3	0.3
EBIT	$22.6	$52.3	$33.5	$32.7	$42.2	$43.2	$44.0
Plus: Depreciation and Amortization	$12.1	$11.2	$11.4	$11.4	$11.8	$13.6	$14.6
EBITDA	$34.7	$63.5	$44.9	$44.1	$54.0	$56.8	$58.6
Adjustments:							
Less: OPEB Expense (Credit)	(5.3)	(5.8)	(6.1)	(6.2)	(6.7)	(6.7)	(6.7)
Less: Pension Expense (Credit)	(4.7)	(24.4)	(6.9)	(8.7)	(14.8)	(14.8)	(14.8)
Add: OPEB Payment	(1.3)	(1.1)	(1.3)	(1.3)	(1.3)	(4.2)	(4.2)
Adjusted EBITDA	23.4	32.2	30.6	27.9	31.2	31.1	32.9
Less: Depreciation and Amortization	12.1	11.2	11.4	11.4	11.8	13.6	14.6
Adjusted EBIT	$ 11.3	$ 21.0	$ 19.2	$ 16.5	$ 19.4	$ 17.5	$ 18.3

Public Comparable Company Market Analysis

(figures in millions, except Share Price)

						Enterprise Value Calculation				
Company Name	Ticker	Fiscal Year End	Latest Information	Fully Diluted Shares	Share Price as of April 25	Market Value of Equity	Plus: Total Debt	Less: Cash & Equivalents	Plus: Minority Interest	Equals: Enterprise Value
Commercial Metals Company	CMC	Aug-12	Feb-13	117.0	$14.13	$ 1,652.7	1,201.9	$ 170.1	$ 0.2	$ 2,684.6
Nucor Corporation	NUE	Dec-12	Mar-13	317.8	$43.44	13,804.4	3,672.6	932.2	235.1	16,779.9
Steel Dynamics, Inc.	STLD	Dec-12	Mar-13	220.1	$14.66	3,226.9	2,300.8	477.9	66.9	5,116.7
Gibralter Steel Corp.	ROCK	Dec-12	Mar-13	31.0	$18.78	582.9	214.4	30.3	-	767.0
Leggett & Platt Inc.	LEG	Dec-12	Dec-12	142.8	$32.33	4,615.8	1,155.2	449.4	-	5,321.6
Insteel Industries	IIN	Sep-12	Mar-13	18.0	$16.25	292.8	-	7.9	-	284.9
Gerdau SA	GGBR3	Dec-12	Dec-12	1,854.0	$6.67	12,369.7	7,160.6	1,218.9	757.8	19,069.2

Keystone Consolidated Industries, Inc.

Risk Analysis Rankings

Size (Revenue, millions)	
* Gerdau SA	$19,520
Nucor Corporation	$18,907
Commercial Metals Company	$7,404
Steel Dynamics, Inc.	$7,104
Leggett & Platt Inc.	$3,710
Gilbralter Steel Corp.	$795
Keystone Consolidated Industries,	$537
Insteel Industries	$360

Size (Enterprise Value, millions)	
Gerdau SA	$19,069
Nucor Corporation	$16,780
Leggett & Platt Inc.	$5,322
Steel Dynamics, Inc.	$5,117
Commercial Metals Company	$2,685
Gilbralter Steel Corp.	$767
Insteel Industries	$285
Keystone Consolidated Industries,	$202

Historical Growth (2-Year Revenue)	
Insteel Industries	31.0%
Commercial Metals Company	11.4%
Gilbralter Steel Corp.	11.3%
Nucor Corporation	10.7%
Keystone Consolidated Industries,	10.2%
Steel Dynamics, Inc.	7.6%
Leggett & Platt Inc.	5.2%
Gerdau SA	4.5%

Historical Growth (1-Year Revenue)	
Insteel Industries	7.8%
Gilbralter Steel Corp	3.1%
Leggett & Platt Inc.	2.3%
Commercial Metals Company	-0.4%
Keystone Consolidated Industries,	-2.9%
Nucor Corporation	-3.0%
Gerdau SA	-8.0%
Steel Dynamics, Inc.	-8.8%

Projected Growth (1-Year Revenue)	
Gilbralter Steel Corp.	11.6%
Gerdau SA	4.7%
Keystone Consolidated Industries,	3.1%
Leggett & Platt Inc.	2.8%
Steel Dynamics, Inc.	1.1%
Insteel Industries	0.6%
Nucor Corporation	-1.1%
Commercial Metals Company	-5.4%

Historical Growth (2-Year EBITDA)	
Commercial Metals Company	204.8%
Gilbralter Steel Corp.	58.7%
Nucor Corporation	26.9%
Keystone Consolidated Industries,	14.4%
Insteel Industries	8.5%
Leggett & Platt Inc.	6.5%
Steel Dynamics, Inc.	1.8%
Gerdau SA	-14.6%

Historical Growth (1-Year EBITDA)	
Commercial Metals Company	26.6%
Leggett & Platt Inc.	20.1%
Gilbralter Steel Corp.	14.3%
Keystone Consolidated Industries,	-5.0%
Nucor Corporation	-18.0%
Gerdau SA	-22.1%
Steel Dynamics, Inc.	-22.6%
Insteel Industries	-38.7%

Projected Growth (1-Year EBITDA)	
Insteel Industries	171.2%
Gilbralter Steel Corp.	36.2%
Gerdau SA	19.2%
Steel Dynamics, Inc.	14.6%
Leggett & Platt Inc.	8.8%
Nucor Corporation	5.7%
Keystone Consolidated Industries,	2.1%
Commercial Metals Company	-3.7%

Projected Growth (5-Year EPS)	
Leggett & Platt Inc.	NA
* Gerdau SA	NA
Gilbralter Steel Corp.	NA
Steel Dynamics, Inc.	NA
Nucor Corporation	NA
Insteel Industries	NA
Commercial Metals Company	NA
Keystone Consolidated Industries,	NA

Profitability (EBIT to Revenue)	
Leggett & Platt Inc.	9.3%
* Gerdau SA	6.2%
Gilbralter Steel Corp.	5.4%
Steel Dynamics, Inc.	5.3%
Nucor Corporation	5.1%
Insteel Industries	3.5%
Commercial Metals Company	3.3%
Keystone Consolidated Industries,	3.1%

Profitability (EBITDA to Revenue)	
Leggett & Platt Inc.	12.4%
* Gerdau SA	11.0%
Gilbralter Steel Corp.	8.8%
Steel Dynamics, Inc.	8.5%
Nucor Corporation	8.4%
Insteel Industries	6.1%
Keystone Consolidated Industries,	5.2%
Commercial Metals Company	5.1%

Relative Depreciation (Depreciation to EBITDA)	
* Gerdau SA	4.8%
Leggett & Platt Inc.	25.1%
Commercial Metals Company	35.9%
Steel Dynamics, Inc.	37.6%
Gilbralter Steel Corp.	38.3%
Nucor Corporation	38.5%
Keystone Consolidated Industries,	40.8%
Insteel Industries	43.7%

Internal Investment (Capital Expenditures to Revenue)	
Commercial Metals Company	-1.4%
Gilbralter Steel Corp.	1.3%
Leggett & Platt Inc.	2.0%
Insteel Industries	2.2%
Keystone Consolidated Industries,	2.7%
Steel Dynamics, Inc.	3.1%
Nucor Corporation	5.9%
* Gerdau SA	8.2%

Liquidity (Current Ratio)	
Keystone Consolidated Industries,	6.2
Steel Dynamics, Inc.	3.0
Insteel Industries	2.9
Nucor Corporation	2.8
Gilbralter Steel Corp.	2.4
Commercial Metals Company	2.2
* Gerdau SA	2.1
Leggett & Platt Inc.	1.9

Leverage (Debt to EV)	
Insteel Industries	0.0%
Keystone Consolidated Industries,	4.3%
Leggett & Platt Inc.	21.7%
Nucor Corporation	21.9%
Gilbralter Steel Corp.	28.0%
* Gerdau SA	37.6%
Commercial Metals Company	44.8%
Steel Dynamics, Inc.	45.0%

Note:

* Gerdau had not filed their Q1 2013 results as of the valuation date, resulting ultizing Gerdau's 12/31/12 (FYE 2012) numbers instead of LTM 3/31/13 numbers to calculate the rankings

Income Statement Analysis

($ in millions)

	Latest Twelve Months (LTM) Operating Results				LTM Margins		
	Revenue	Gross Profit	EBITDA	EBIT	Gross Profit	EBITDA	EBIT
Commercial Metals Company	$ 7,403.8	$ 694.7	$ 379.1	$ 242.8	9.4%	5.1%	3.3%
Nucor Corporation	18,907.5	1,436.2	1,580.8	972.2	7.6%	8.4%	5.1%
Steel Dynamics, Inc.	7,103.9	660.2	602.5	375.8	9.3%	8.5%	5.3%
Gilbralter Steel Corp.	794.7	150.3	69.7	43.1	18.9%	8.8%	5.4%
Leggett & Platt Inc.	3,710.0	759.1	458.8	343.7	20.5%	12.4%	9.3%
Insteel Industries	360.2	32.0	22.1	12.5	8.9%	6.1%	3.5%
Gerdau SA	19,519.6	2,439.9	2,141.7	1,202.5	12.5%	11.0%	6.2%
Low	$ 360.2	$ 32.0	$ 22.1	$ 12.5	7.6%	5.1%	3.3%
High	$ 19,519.6	$ 2,439.9	$ 2,141.7	$ 1,202.5	20.5%	12.4%	9.3%
Median	$ 5,556.9	$ 726.9	$ 418.9	$ 293.3	10.9%	8.6%	5.3%
Mean	$ 8,449.3	$ 918.7	$ 775.4	$ 469.5	13.0%	8.6%	5.5%
Keystone Consolidated Industries, Inc.	$ 537.2	$ 41.4	$ 27.9	$ 16.5	7.7%	5.2%	3.1%

		FYE 2013 Margins			FYE 2014 Margins		'13 - '14
	FYE 2013 Revenue	EBITDA	EBIT	FYE 2014 Revenue	EBITDA	EBIT	Revenue Growth
Commercial Metals Company	$ 7,402.4	4.8%	3.0%	$ 7,896.3	5.7%	3.9%	6.7%
Nucor Corporation	$ 19,215.1	9.2%	5.8%	$ 21,312.3	12.5%	9.4%	10.9%
Steel Dynamics, Inc.	$ 7,372.6	9.7%	6.5%	$ 8,043.3	11.6%	8.6%	9.1%
Gilbralter Steel Corp.	882.0	11.0%	7.9%	943.3	12.1%	8.5%	6.9%
Leggett & Platt Inc.	3,826.0	13.0%	10.0%	3,973.3	13.7%	10.5%	3.9%
Insteel Industries	365.5	9.9%	0.0%	435.0	9.5%	0.0%	19.0%
Gerdau SA	20,428.3	12.5%	7.6%	21,969.1	13.9%	9.2%	7.5%
Low	$ 365.5	4.8%	0.0%	$ 435.0	5.7%	0.0%	0.0%
High	$ 20,428.3	13.0%	10.0%	$ 21,969.1	13.9%	10.5%	19.0%
Median	$ 7,372.6	9.9%	6.5%	$ 7,896.3	12.1%	8.6%	7.2%
Mean	$ 8,498.8	10.0%	5.8%	$ 9,224.6	11.3%	7.2%	8.0%
Keystone Consolidated Industries, Inc.	$ 564.9	5.5%	3.4%	$ 570.5	5.5%	3.1%	1.0%

Note:
*Gerdau had not filed their Q1 2013 results as of the valuation date, resulting in ultizing Gerdau's 12/31/12 (FYE 2012) numbers instead of LTM 3/31/13 numbers for relevent calculations

Balance Sheet Analysis

($ in millions)

	Total Assets	Current Ratio	Quick Ratio	Inventory Turnover	A/R DSO	A/P DPO	Net Working Capital
Commercial Metals Company	$ 3,409.5	2.2	1.1	7.5	48.7	27.3	$ 1,281.2
Nucor Corporation	14,039.0	2.8	1.4	7.3	34.6	21.3	2,919.9
Steel Dynamics, Inc.	5,956.6	3.0	1.5	5.5	38.7	23.3	1,388.0
Gilbralter Steel Corp.	891.5	2.4	1.2	5.1	51.2	46.4	132.1
Leggett & Platt Inc.	3,427.9	1.9	1.2	5.9	52.0	39.6	484.1
Insteel Industries	205.9	2.9	1.1	5.0	34.0	37.5	65.3
Gerdau SA	25,918.1	2.1	0.8	0.0	38.8	27.7	4,233.7
Low	$ 205.9	1.9	0.8	0.0	34.0	21.3	$ 65.3
High	$ 25,918.1	3.0	1.5	7.5	52.0	46.4	$ 4,233.7
Median	$ 3,427.9	2.4	1.2	5.5	38.8	27.7	$ 1,281.2
Mean	$ 7,692.6	2.5	1.2	5.2	42.6	31.9	$ 1,500.6
Keystone Consolidated Industries, Inc.	**$ 388.2**	**2.1**	**0.8**	**5.3**	**45.4**	**9.7**	**$ 143.8**

Footnotes:
A/R - Accounts Receivable
A/P - Accounts Payable
*Gerdau had not filed their Q1 2013 results as of the valuation date, resulting in ultizing Gerdau's 12/31/12 (FYE 2012) numbers instead of LTM 3/31/13 numbers for relevent calculati

Latest Twelve Month Working Capital Analysis

($ in millions)

	Cash & Equivalents	Working Capital (WC)	Net Debt-Free WC (a)	Revenues	Cash to Revenues	WC to Revenues	Net Debt-Free WC to Revenues (1)
Commercial Metals Company	$170.1	$1,199.8	$1,281.2	$7,403.8	2.3%	16.2%	17.3%
Nucor Corporation	$932.2	$3,559.8	$2,919.9	$18,907.5	4.9%	18.8%	15.4%
Steel Dynamics, Inc.	$477.9	$1,634.3	$1,388.0	$7,103.9	6.7%	23.0%	19.5%
Gilbralter Steel Corp.	$30.3	$162.0	$132.1	$794.7	3.8%	20.4%	16.6%
Leggett & Platt Inc.	$449.4	$732.1	$484.1	$3,710.0	12.1%	19.7%	13.0%
Insteel Industries	$7.9	$73.2	$65.3	$360.2	2.2%	20.3%	18.1%
Gerdau SA	$1,218.9	$4,192.0	$4,233.7	$0.0	NA	NA	NA
Median					4.4%	20.0%	17.0%
Mean					5.3%	19.7%	16.7%
Keystone Consolidated Industries, Inc.	$0.000	$96.633	$143.847	$537.200	0.0%	18.0%	26.8%

Footnotes:
(1) Net Debt-Free Working Capital equals current assets less cash less current liabilities less current debt.

Comparable Company WACC Analysis

($ in millions)

	Debt	Preferred Stock	Market Value of Equity	Total Capitalization	Debt to Equity	Debt to Total Capitalization	Preferred to Total Capitalization	Equity to Total Capitalization
Commercial Metals Company	$ 1,201.9	$ -	$ 1,652.7	$ 2,854.6	72.7%	42.1%	0.0%	57.9%
Nucor Corporation	$ 3,672.6	$ -	$ 13,804.4	$ 17,477.0	26.6%	21.0%	0.0%	79.0%
Steel Dynamics, Inc.	$ 2,300.8	$ -	$ 3,226.9	$ 5,527.7	71.3%	41.6%	0.0%	58.4%
Gilbralter Steel Corp.	$ 214.4	$ -	$ 582.9	$ 797.3	36.8%	26.9%	0.0%	73.1%
Leggett & Platt Inc.	$ 1,155.2	$ -	$ 4,615.8	$ 5,771.0	25.0%	20.0%	0.0%	80.0%
Insteel Industries	$ -	$ -	$ 292.8	$ 292.8	0.0%	0.0%	0.0%	100.0%
Gerdau SA	$ 7,160.6	$ -	$ 12,369.7	$ 19,530.3	57.9%	36.7%	0.0%	63.3%
Median	$ 1,201.9	$ -	$ 1,117.8	$ 5,527.7	36.8%	26.9%	0.0%	73.1%
Mean	$ 2,243.6	$ -	$ 3,654.5	$ 7,464.4	41.5%	26.9%	0.0%	73.1%

	Levered Beta	Unlevered Beta	Decile Based Beta	Adjusted Unlevered Beta	Equity Risk Premium (1)	Size Risk Premium (1)	Cost of Equity	Cost of Debt	Cost of Preferred	WACC
Commercial Metals Company	1.47	1.02	1.19	1.21	6.7%	1.72%	14.0%	5.6%	0.0%	9.5%
Nucor Corporation	1.27	1.10	1.03	1.50	6.7%	0.76%	11.7%	4.2%	0.0%	9.8%
Steel Dynamics, Inc.	1.57	1.10	1.13	1.37	6.7%	1.14%	14.1%	5.7%	0.0%	9.7%
Gilbralter Steel Corp.	1.63	1.34	1.30	1.45	6.7%	2.46%	15.8%	6.2%	0.0%	12.6%
Leggett & Platt Inc.	1.16	1.01	1.10	1.29	6.7%	0.92%	11.1%	4.7%	0.0%	9.4%
Insteel Industries	1.18	1.18	1.35	1.23	6.7%	2.70%	13.0%	0.0%	0.0%	13.0%
Gerdau SA	1.09	0.81	1.03	1.11	6.7%	0.76%	10.5%	5.8%	0.0%	7.9%
Median	1.23	1.10	1.13	1.29			13.0%	5.6%	0.0%	9.7%
Mean	1.17	1.08	1.16	1.31			12.9%	4.6%	0.0%	10.3%

Footnotes:

Weighted Average Cost of Capital (WACC) = (Cost of Debt * (1-Tax Rate) * Debt to Enterprise Value) + (Cost of Equity * Equity to Enterprise Value)
   + (Cost of Preferred * Preferred to Enterprise Value)
Cost of Equity = Risk Free Rate + (Levered Beta * Equity Risk Premium) + Size Risk Premium
Risk-free rate as of June, 2012
(1) Ibbotson Associates, Stocks Bonds Bills and Inflation 2012 Valuation Yearbook.

Subject Company WACC Analysis

Market Assumptions	
20-Year Treasury Bond Yield (1)	2.4%
Equity Risk Premium (1)	6.70%
Size Risk Premium (1)	6.03%
Company Specific Risk Premium	0.00%
Projection Risk Premium	0.00%
Tax Rate	39.5%

Beta Assumptions	
Company Specific Decile Beta	1.41
Selected Adjusted Unlevered Beta	1.31
Levered Beta	1.63

Capital Structure Assumptions	
Preferred to Enterprise Value	0.0%
Debt to Enterprise Value	28.9%
Equity to Enterprise Value	71.1%
Cost of Debt	3.5%
Cost of Preferred	0.0%
Cost of Equity	19.4%

Concluded Weighted Average Cost of Capital	14.4%

Footnotes:

Weighted Average Cost of Capital (WACC) = ((Cost of Debt * (1-Tax Rate) * Debt to Enterprise Value) + (Cost of Equity * Equity to Enterprise Value)
   + (Cost of Preferred * Preferred to Enterprise Value)
Cost of Equity = Risk Free Rate + (Levered Beta * Equity Risk Premium) + Size Risk Premium + Company Specific Risk Premium
Company Specific Risk Premium is used to adjust for issues such as key man risk, supplier or key customer risk, etc.
Projection Risk premium is used to reflect expectation of projection realization.
Risk-free rate (20-year treasury bond yield) as of December, 2012
(1) Ibbotson Associates, Stocks Bonds Bills and Inflation 2013 Valuation Yearbook.

Discounted Cash Flow Approach

($ in millions)

| | | Projected Fiscal Year End | | | |
	2013	2014	2015	2016	2017
Revenue	$ 564.9	$ 570.5	$ 576.2	$ 602.1	$ 629.2
Adjusted EBIT	19.4	17.5	18.3	19.1	20.0
Income Taxes at 39.5%	7.7	6.9	7.2	7.6	7.9
Debt-free Earnings	$ 11.7	$ 10.6	$ 11.1	$ 11.6	$ 12.1
Net Investment:					
Depreciation & Amortization	11.8	13.6	14.6	15.3	16.0
Capital Expenditures	(19.5)	(19.5)	(17.4)	(18.1)	(19.0)
Change in WC	10.1	(4.1)	(0.8)	(0.9)	(0.9)
Net Debt-free Cash Flow	$ 14.1	$ 0.7	$ 7.5	$ 7.9	$ 8.2

Base WACC	14.5%
Increment	1.0%
Base EBITDA Multiple	7.0
Increment	0.5
Base Growth Rate	4.5%
Increment	0.25%
Terminal EBITDA	$ 36.0
Terminal NDFCF	$ 11.2
Last Period Factor - EBITDA	4.17
Last Period Factor - Gordon Growth	4.17

	Period					
	0.33	1.17	2.17	3.17	4.17	Total
12.5%	$ 13.6	$ 0.6	$ 5.8	$ 5.4	$ 5.0	$ 30.4
13.5%	$ 13.6	$ 0.6	$ 5.7	$ 5.3	$ 4.8	$ 30.0
14.5%	$ 13.5	$ 0.6	$ 5.6	$ 5.1	$ 4.7	$ 29.5
15.5%	$ 13.5	$ 0.6	$ 5.5	$ 5.0	$ 4.5	$ 29.0
16.5%	$ 13.4	$ 0.6	$ 5.4	$ 4.8	$ 4.3	$ 28.6

Terminal Value EBITDA Approach

Terminal Value EBITDA Multiple				
6.0	6.5	7.0	7.5	8.0
Present Value of Terminal Value				
$ 132.2	$ 143.2	$ 154.2	$ 165.2	$ 176.2
$ 127.4	$ 138.0	$ 148.6	$ 159.2	$ 169.8
$ 122.8	$ 133.0	$ 143.3	$ 153.5	$ 163.7
$ 118.4	$ 128.3	$ 138.2	$ 148.0	$ 157.9
$ 114.3	$ 123.8	$ 133.3	$ 142.8	$ 152.3
Total EV Conclusion				
$ 162.6	$ 173.6	$ 184.6	$ 195.6	$ 206.7
$ 157.3	$ 167.9	$ 178.6	$ 189.2	$ 199.8
$ 152.3	$ 162.5	$ 172.8	$ 183.0	$ 193.2
$ 147.5	$ 157.3	$ 167.2	$ 177.1	$ 186.9
$ 142.8	$ 152.4	$ 161.9	$ 171.4	$ 180.9

Terminal Growth Rate Approach

	Terminal Growth Rate				
	4.0%	4.3%	4.5%	4.8%	5.0%
	Present Value of Terminal Value				
12.5%	$83.9	$86.6	$89.5	$92.6	$95.9
13.5%	$72.3	$74.4	$76.7	$79.1	$81.6
14.5%	$63.1	$64.8	$66.5	$68.4	$70.4
15.5%	$55.5	$56.9	$58.3	$59.8	$61.4
16.5%	$49.3	$50.4	$51.6	$52.8	$54.1
	Total EV Conclusion				
12.5%	$114.3	$117.0	$120.0	$123.1	$126.4
13.5%	$102.3	$104.4	$106.7	$109.0	$111.6
14.5%	$92.6	$94.3	$96.0	$97.9	$99.9
15.5%	$84.6	$85.9	$87.4	$88.9	$90.4
16.5%	$77.9	$79.0	$80.2	$81.4	$82.7

Average of Low/High	$ 121.6	-	$ 149.1

Terminal Net Debt-free Cash Flow adjusted for taxes at   39.5%

Steel Transaction Summary

(figures in millions)

Date Closed	Seller	Buyer	Reported Value	EV / Revenue	Notes
Nov-12	Indiana Steel and Tube Inc.	Mill Street Company Inc.	$ 4.8	0.12x	Manufactures steel tubes in the US market and offers a range of hot roll, cold roll, and galvanized steel tubular products for industry and agricultural; cash for assets
Nov-12	Sarwaja Timur Sdn Bhd	Sarawak Cable Berhad	3.6	0.26x	Fabricates, manufactures, and sells steel structures for power transmission, telecommunications, and other major infrastructure development sectors; cash for remaining outstanding stock
Sep-12	Nippon Metal Industry Co. Ltd.	Nisshin Steel Co. Ltd.	777.4	0.61x	Manufactures and sells stainless steel and heat-resistant products in Japan, including thick plates, hot rolled coils, and ultrathin precision products; cash for remaining outstanding stock
Jun-12	Skyline Steel LLC	Nucor Corporation	684.0	0.78x	Provides steel foundation solutions to the United States, Canada, Mexico, the Caribbean, and South American markets; cash for remaining outstanding stock
Dec-11	Lakeside Steel	JMC Steel Group	97.0	0.45x	Engages in the manufacture and sale of steel pipes and tubing products for the oil anfd gas, mining automotive and commerical and industrial supply sectors; cash for remaining outstanding stock
Jun-11	Star Shine Steel Products Sdn. Bhd.	Star Shine Marketing Sdn. I	0.6	0.10x	Manufactures and markets steel products and building construction materials, offering products such as steel wires, bars and metal sheets; stock for remaining outstanding stock

All Transactions

High	$ 0.78
Low	$ 0.10
Median	$ 0.35
Mean	$ 0.39

Keystone Implied Valuation Assessment Using Mean and Median Limits

All Transactions	Implied Enterprise Valuation Range	
LTM Revenue	Low	High
$ in millions	$ 189.6	$ 207.7

Commercial Metals Company
Comparable Company Input Page

Dollars in:	millions		Ticker:	CMC
Tax Rate:	39.5%		5-YR EPS	
Exchange Rate:	$1.0000		Levered Beta	

Income Statement

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
	02/2013	02/2013	02/2012	08/2012	08/2011	08/2010
Revenue	$7,404	$3,518.9	$3,943.6	$7,828	$7,863	$6,306
Cost of Goods Sold (includes D&A)	6,709	3,188	3,588	7,109	7,214	5,911
Gross Profit	$695	$330,557	$355,344	$720	$650	$395
Selling, General & Administrative	452	216	250	487	517	524
Other Operating Expenses	0	0	0	0	0	0
Reported Operating Income (EBIT)	$243	$114,820	$104,902	$233	$133	($129)
Interest Expense	71	33.5	32.3	69.5	69.8	75.5
Interest (Income)	0	0	0	0	0	0
Other	0.6	0	0	1	24	0
Non-Operating One-time Items	(15)	(0)	16	1	149	39
Reported Pre-tax Income	$187	$81,528	$56,277	$161	($110)	($243)
Minority Interest	0	0	0	0	0	0
Income Taxes	61	27	(80)	(46)	19	(38)
Reported Net Income from Continuing Operations	$125	$54,293	$136,593	$207	($129)	($205)
Preferred Dividends	0	0	0	0	0	0
Reported Net Income Available to Common Equity	$125	$54	$137	$207	($129)	($205)
Implied Tax Rate	32.9%	33.4%	-142.7%	-28.6%	-77.6%	5.1%
Selected Tax Rate	39.5%	39.5%	39.5%	39.5%	39.5%	39.5%

Adjusted Income Statement

	LTM	YTD	YTD-1	FYE	FYE-1	FYE-2
Reported Operating Income (EBIT)	$243	$114,820	$105	$233	$133	($129)
Non-Recurring Operating Items	0	0	0	0	0	0
Recurring Other Expense/(Income)	0	0	0	0	0	0
Adjusted EBIT	$243	$114,820	$105	$233	$133	($129)
Depreciation & Amortization	136,283	68,037	69,084	137,310	159,576	168,994
Adjusted EBITDA	$379	$183	$174	$370	$293	$40
Reported Net Income Available to Common Equity	$125	$54	$137	$207	($129)	($205)
Total Special Items	($15.01)	($0.22)	$16.29	$1.49	$148.68	39
Adjusted Net Income Available to Common Equity	$116	$54	$146	$208	($39)	($182)
Depreciation & Amortization	136	68	69	137	160	169
Adjusted Cash Flow	$252	$122	$216	$346	$120	($13)

Balance Sheet

	02/2013		02/2012	08/2012	08/2011	08/2010
Cash and Marketable Securities	$170			$262	$222	$399
Accounts Receivable	988			958	957	824
Inventories	893			808	908	675
Other Current Assets	172			211	239	277
Total Current Assets	$2,223			$2,240	$2,326	$2,175
Plant, Property & Equipment, net	980			994	1,112	1,232
Intangibles	0			0	0	0
Other Assets	206			207	245	259
Total Assets	$3,409			$3,441	$3,683	$3,706
Accounts Payable	503			529	756	731
Current Debt Obligations	251			29	65	37
Other Current Liabilities	270			343	378	335
Total Current Liabilities	$1,024			$901	$1,199	$1,103
Long-Term Debt	950			1,157	1,167	1,197
Other Liabilities	138			137	156	153
Total Liabilities	$2,113			$2,195	$2,522	$2,453
Minority Interest	0			0	0	3
Preferred Securities	0			0	0	0
Shareholder's Equity	1,297			1,246	1,160	1,251
Total Liabilities & Shareholder's Equity	$3,409			$3,441	$3,683	$3,706

Statement of Cash Flows

	LTM	YTD	YTD-1	FYE	FYE-1	FYE-2
Depreciation & Amortization	$136	$68	$69	$137	$160	$169
Capital Expenditures	($102)	($42)	($53)	($114)	($73)	($127)
Acquisition Capital Expenditures	$0	$0	$0	$0	$0	$0

LTM Margins

Gross Profit	9.4%
EBITDA	5.1%
EBIT	3.3%
Cash Flow	3.4%
Net Income	1.6%

Growth Rate

2-Year Revenue (Hist.)	11.4%
1-Year Revenue (Hist.)	-0.4%
2-Year Gross Profit (Hist.)	35.0%
2-Year EBITDA (Hist.)	204.8%
1-Year EBITDA (Hist.)	26.6%
2-Year EBIT (Hist.)	NMF
2-Year Net Income (Hist.)	NMF
2-Year D&A (Hist.)	-9.8%
2-Year Capex (Hist.)	NMF
1-Year Revenue (Proj.)	-5.4%
1-Year EBITDA (Proj.)	-3.7%
5-Year EPS Growth	0.0%

Common Size

Accounts Receivable	29.0%
Inventory	26.2%
Plants, Property & Equip.	28.8%
Accounts Payable	14.7%
Interest-Bearing Debt	35.3%
Tangible Book Value	38.0%

Activity Ratios

Return on Assets	3.4%
Return on Comm. Equity	9.7%
Current Ratio	2.2
Quick Ratio	1.1
Inventory Turnover	7.5
Accounts Receivable Days	48.7
Accounts Payable Days	27.3
Net Working Capital	$1,281
Other L-T Liab. / EV	5.2%

Leverage Ratios

Debt / EBITDA	3.2x
Debt / MVE	72.7%
Debt / EV	44.8%
Interest Coverage	5.4x

Miscellaneous Calculations

Relative Depreciation	35.9%
Capex / Revenue	-1.4%

Enterprise Value Calculation

Basic Shares	116
Dilutive Shares (from EPS Note)	0.6
Fully Diluted Shares	117
Current Price	$14.13
Market Value of Equity	$1,653
Minority Interest	0
Book Debt	1,202
Assumed Converted Debt	0
Preferred Liquidation/Redemption Value	0
Assumed Converted Preferreds	0
Cash and Cash Equivalents	170
Enterprise Value	$2,685

Multiple Calculation/Projections

	3-Year Avg.	FYE	LTM	NFY	NFY+1
Revenue	$7,699	$7,828	$7,404	$7,402	$7,896
EBITDA	$347	$370	$379	$356	$454
EBIT	$203	$233	$243	$222	$309
Total Assets		$3,179	$1,239	#DIV/0!	#DIV/0!
Earnings	($4)	$208	$116	#DIV/0!	#DIV/0!
EPS (diluted)	($0.04)	$1.78	$0.99	#DIV/0!	#DIV/0!
Cash Flow	$151	$346	$252	#DIV/0!	#DIV/0!
Book Equity		$1,246	$1,297	#DIV/0!	#DIV/0!
EV/Revenue	0.35x	0.34x	0.36x	0.36x	0.34x
EV/EBITDA	7.7x	7.3x	7.1x	7.5x	5.9x
EV/EBIT	13.2x	11.5x	11.1x	12.1x	8.7x
EV/Total Assets	#DIV/0!	0.84x	0.83x	#DIV/0!	#DIV/0!
P/E	(401.6x)	7.9x	14.2x	#DIV/0!	#DIV/0!
P/CF	10.9x	4.8x	6.5x	#DIV/0!	#DIV/0!
P/NBV	#DIV/0!	1.3x	1.3x	#DIV/0!	#DIV/0!

Nueor Corporation

Comparable Company Input Page

Keystone Consolidated Industries, Inc.

Dollars in:	millions
Tax Rate:	39.5%
Exchange Rate:	$1.0000

Ticker:	NUE
5-YR EPS:	
Levered Beta	

Income Statement

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
	03/2013	03/2013	03/2012	12/2012	01/2012	01/2011
Revenue	$18,907	$4,551	$5,073	$19,429	$20,024	$15,845
Cost of Goods Sold (includes D&A)	17,471	4,248	4,692	17,916	18,142	15,001
Gross Profit	$1,436	$303	$381	$1,514	$1,881	$844
Selling, General & Administrative	464	116	107	455	440	391
Other Operating Expenses	0			0	0	0
Reported Operating Income (EBIT)	$972	$187	$273	$1,059	$1,442	$452
Interest Expense	161	32	45	174	179	153
Interest (Income)	0			0	0	0
Other	0	0	0	0	0	0
Non-Operating One-time Items	30	1	3	32	11	32
Reported Pre-tax Income	$781	$153	$225	$853	$1,252	$267
Minority Interest	(96)	(26)	(18)	(89)	(83)	(72)
Income Taxes	241	43	62	260	391	61
Reported Net Income from Continuing Operations	$444	$85	$145	$505	$778	$134
Preferred Dividends	0	0	0	0	0	0
Reported Net Income Available to Common Equity	$444	$85	$145	$505	$778	$134
Implied Tax Rate	30.8%	27.8%	27.4%	30.5%	31.2%	22.8%
Selected Tax Rate	39.5%	39.5%	39.5%	39.5%	39.5%	39.5%
				$1		
Adjusted Income Statement						
Reported Operating Income (EBIT)	$972	$187	$273	$1,059	$1,442	$452
Non-Recurring Operating Items	0	0	0	0	0	0
Recurring Other Expense/(Income)	0	0	0	0	0	0
Adjusted EBIT	$972	$187	$273	$1,058.638	$1,442	$452
Depreciation & Amortization	608.572	149.473	147.922	607.021	590.400	582.602
Adjusted EBITDA	$1,581	$336	$421	$1,666	$2,032	$1,035
Reported Net Income Available to Common Equity	$444	$85	$145	$505	$778	$134
Total Special Items	30	1	3	32	11	32
Adjusted Net Income Available to Common Equity	$462	$85	$147	$524	$785	$154
Depreciation & Amortization	609	149	148	607	590	583
Adjusted Cash Flow	$1,071	$235	$295	$1,131	$1,375	$736

LTM Margins

Gross Profit	7.6%
EBITDA	8.4%
EBIT	5.1%
Cash Flow	5.7%
Net Income	2.4%

Growth Rate

2-Year Revenue (Hist.)	10.7%
1-Year Revenue (Hist.)	-3.0%
2-Year Gross Profit (Hist.)	33.9%
2-Year EBITDA (Hist.)	26.9%
1-Year EBITDA (Hist.)	-18.0%
2-Year EBIT (Hist.)	53.0%
2-Year Net Income (Hist.)	84.8%
2-Year D&A (Hist.)	2.1%
2-Year Capex (Hist.)	65.7%
1-Year Revenue (Proj.)	-1.1%
1-Year EBITDA (Proj.)	5.7%
5-Year EPS Growth	

Balance Sheet

	03/2013		03/2012	12/2012	01/2012	01/2011
Cash and Marketable Securities	$932			$1,157	$2,563	$2,479
Accounts Receivable	1,791			1,707	1,711	1,440
Inventories	2,382			2,324	1,987	1,558
Other Current Assets	442			473	447	385
Total Current Assets	$5,546.7			$5,661	$6,708	$5,861
Plant, Property & Equipment, net	4,451			4,283	3,756	3,852
Intangibles	0			0	0	0
Other Assets	4,041			4,208	4,107	4,209
Total Assets	$14,039			$14,152	$14,570	$13,922
Accounts Payable	1,021			1,047	959	897
Current Debt Obligations	292			280	652	13
Other Current Liabilities	674			703	786	594
Total Current Liabilities	$1,987			$2,030	$2,396	$1,504
Long-Term Debt	3,380			3,380	3,630	4,280
Other Liabilities	870			857	838	807
Total Liabilities	$6,237			$6,267	$6,864	$6,591
Minority Interest	235			244	232	211
Preferred Securities	0			0	0	0
Shareholder's Equity	7,567			7,642	7,475	7,120
Total Liabilities & Shareholder's Equity	$14,039			$14,152	$14,570	$13,922

Common Size

Accounts Receivable	12.8%
Inventory	17.0%
Plants, Property & Equip.	31.7%
Accounts Payable	7.3%
Interest-Bearing Debt	26.2%
Tangible Book Value	53.9%

Activity Ratios

Return on Assets	3.3%
Return on Comm. Equity	5.9%
Current Ratio	2.8
Quick Ratio	1.4
Inventory Turnover	7.3
Accounts Receivable Days	34.6
Accounts Payable Days	21.3
Net Working Capital	$2,920
Other L-T Liab. / EV	5.2%

Leverage Ratios

Debt / EBITDA	2.3x
Debt / MVE	26.6%
Debt / EV	21.9%
Interest Coverage	9.8x

Miscellaneous Calculations

Relative Depreciation	38.5%
Capex / Revenue	5.9%

Statement of Cash Flows

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
Depreciation & Amortization	$609	$149	$148	$607	$590	$583
Capital Expenditures	$1,111	$331	$167	$948	$439	$345
Acquisition Capital Expenditures	$0	$0	$0	$0	$0	$0

Enterprise Value Calculation

Basic Shares	318
Dilutive Shares (from EPS Note)	0.12
Fully Diluted Shares	318
Current Price	$43.44
Market Value of Equity	$13,804
Minority Interest	235
Book Debt	3,673
Assumed Converted Debt	0
Preferred Liquidation/Redemption Value	0
Assumed Converted Preferreds	0
Cash and Cash Equivalents	932
Enterprise Value	$16,780

Multiple Calculation/Projections

	3-Year Avg.	FYE	LTM	NFY	NFY+1
Revenue	$18,432	$19,429	$18,907	$19,215	$21,312
EBITDA	$1,578	$1,666	$1,581	$1,760	$2,656
EBIT	$984	$1,059	$972	$1,117	$2,004
Total Assets	$12,148	$12,995	$11,107	#DIV/0!	#DIV/0!
Earnings	$488	$524	$462	#DIV/0!	#DIV/0!
EPS (diluted)	$1.53	$1.65	$1.46	#DIV/0!	#DIV/0!
Cash Flow	$1,081	$1,131	$1,071	#DIV/0!	#DIV/0!
Book Equity	$7,412	$7,642	$7,567	#DIV/0!	#DIV/0!
EV/Revenue	0.91x	0.86x	0.89x	0.87x	0.79x
EV/EBITDA	10.6x	10.1x	10.6x	9.5x	6.3x
EV/EBIT	17.0x	15.9x	17.3x	15.0x	8.4x
EV/Total Assets	1.38x	1.29x	1.28x	#DIV/0!	#DIV/0!
P/E	28.3x	26.3x	29.9x	#DIV/0!	#DIV/0!
P/CF	12.8x	12.2x	12.9x	#DIV/0!	#DIV/0!
P/NBV	1.9x	1.8x	1.8x	#DIV/0!	#DIV/0!

Steel Dynamics, Inc.
Comparable Company Input Page

Keystone Consolidated Industries, Inc.

Dollars in:	millions
Tax Rate:	39.5%
Exchange Rate:	$1.0000

Ticker:	STLD
5-YR EPS:	
Levered Beta:	

Income Statement

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
	03/2013	03/2013	03/2012	12/2012	12/2011	12/2010
Revenue	$7,103.89	$1,796	$1,982	$7,290	$7,998	$6,301
Cost of Goods Sold (includes D&A)	6,444	$1,628	$1,790	$6,606	$7,106	$5,671
Gross Profit	$660	$168	$192	$684	$892	$630
Selling, General & Administrative	284	72	72	285	307	253
Other Operating Expenses	0			0	0	0
Reported Operating Income (EBIT)	$376	$96	$120	$399	$585	$378
Interest Expense	154	35	41	160	179	177
Interest (Income)	0	0	0	0	0	0
Other	(11)	(1.0)	10.2	0.0	0.0	0.0
Non-Operating One-time Items	35			35	(18)	(13)
Reported Pre-tax Income	$198	$63	$68	$204	$424	$213
Minority Interest	24	7	4	21	12	11
Income Taxes	57	21	27	62	159	84
Reported Net Income from Continuing Operations	$166.09	$48.2	$45.7	$164	$278	$141
Preferred Dividends	0	0	0	0	0	0
Reported Net Income Available to Common Equity	$166	$48	$46	$164	$278	$141
Implied Tax Rate	28.5%	34.2%	39.0%	30.5%	37.4%	-9.9%
Selected Tax Rate	39.5%	39.5%	39.5%	39.5%	39.5%	39.5%
Adjusted Income Statement						
Reported Operating Income (EBIT)	$376	$96	$120	$399	$585	$378
Non-Recurring Operating Items (Restructuring Costs)	0		0	-	0	0
Recurring Other Expense/(Income)	0		0	-	0	0
Adjusted EBIT	$376	$96	$120	$399	$585	$378
Depreciation & Amortization	226.705	57.061	55.572	225.216	222.507	224.698
Adjusted EBITDA	$603	$153	$175	$625	$807	$602
Reported Net Income Available to Common Equity	$166	$48	$46	$164	$278	$141
Total Special Items	35	0	0	35	(18)	(13)
Adjusted Net Income Available to Common Equity	$187	$48	$46	$185	$267	$133
Depreciation & Amortization	227	57	56	225	223	225
Adjusted Cash Flow	$414	$105	$101	$410	$490	$357

Balance Sheet

	03/2013	03/2012	12/2012	12/2011	12/2010
Cash and Marketable Securities	$478		$407	$476	$187
Accounts Receivable	753		599	680	584
Inventories	1,170		1,203	1,200	1,114
Other Current Assets	48		87	100	115
Total Current Assets	2,449		$2,296	$2,455	$2,000
Plant, Property & Equipment, net	2,232		2,231	2,194	2,213
Intangibles	0		0	0	0
Other Assets	1,275		1,288	1,330	1,377
Total Assets	5,957		$5,815	$5,979	$5,590
Accounts Payable	411		345	414	335
Current Debt Obligations	232		30	444	9
Other Current Liabilities	172		235	242	217
Total Current Liabilities	$815		$610	$1,100	$561
Long-Term Debt	2,069		2,173	1,936	2,378
Other Liabilities	567		556	572	520
Total Liabilities	$3,451		$3,339	$3,609	$3,459
Minority Interest	67		71	55	38
Preferred Securities	0		0	0	0
Shareholder's Equity	2,439		2,405	2,316	2,093
Total Liabilities & Shareholder's Equity	5,957		$5,815	$5,979	$5,590

Statement of Cash Flows

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
Depreciation & Amortization	$227	$57	$56	$225	$223	$225
Capital Expenditures	$223	$45	$46	$224	$167	$133
Acquisition Capital Expenditures	$0					

LTM Margins

Gross Profit	9.3%
EBITDA	8.5%
EBIT	5.3%
Cash Flow	5.8%
Net Income	2.6%

Growth Rate

2-Year Revenue (Hist.)	7.6%
1-Year Revenue (Hist.)	-8.8%
2-Year Gross Profit (Hist.)	4.2%
2-Year EBITDA (Hist.)	1.8%
1-Year EBITDA (Hist.)	-22.6%
2-Year EBIT (Hist.)	2.9%
2-Year Net Income (Hist.)	18.0%
2-Year D&A (Hist.)	0.1%
2-Year Capex (Hist.)	29.4%
1-Year Revenue (Proj.)	1.1%
1-Year EBITDA (Proj.)	14.6%
5-Year EPS Growth	0.0%

Common Size

Accounts Receivable	12.6%
Inventory	19.6%
Plants, Property & Equip.	37.5%
Accounts Payable	6.9%
Interest-Bearing Debt	38.6%
Tangible Book Value	40.9%

Activity Ratios

Return on Assets	3.1%
Return on Comm. Equity	6.8%
Current Ratio	3.0
Quick Ratio	1.5
Inventory Turnover	5.5
Accounts Receivable Days	38.7
Accounts Payable Days	23.3
Net Working Capital	$1,388
Other L-T Liab. / EV	11.1%

Leverage Ratios

Debt / EBITDA	3.8x
Debt / MVE	71.3%
Debt / EV	45.0%
Interest Coverage	3.9x

Miscellaneous Calculations

Relative Depreciation	37.6%
Capex / Revenue	3.1%

Enterprise Value Calculation

Basic Shares	220
Dilutive Shares (from EPS Note)	0.60
Fully Diluted Shares	220.12
Current Price	$14.66
Market Value of Equity	$3,227
Minority Interest	67
Book Debt	2,301
Assumed Converted Debt	0
Preferred Liquidation/Redemption Value	0
Assumed Converted Preferreds	0
Cash and Cash Equivalents	478
Enterprise Value	$5,117

Multiple Calculation/Projections

	3-Year Avg.	FYE	LTM	NFY	NFY+1
Revenue	$7,196	$7,290	$7,104	$7,373	$8,043
EBITDA	$678	$625	$603	$716	$934
EBIT	$454	$399	$376	$476	$690
Total Assets	$5,438	$5,408	$5,479	#DIV/0!	#DIV/0!
Earnings	$195	$185	$187	#DIV/0!	#DIV/0!
EPS (diluted)	$0.89	$0.84	$0.85	#DIV/0!	#DIV/0!
Cash Flow	$419	$410	$414	#DIV/0!	#DIV/0!
Book Equity	$2,271	$2,405	$2,439	#DIV/0!	#DIV/0!
EV/Revenue	0.71x	0.70x	0.72x	0.69x	0.64x
EV/EBITDA	7.5x	8.2x	8.5x	7.1x	5.5x
EV/EBIT	11.3x	12.8x	13.6x	10.8x	7.4x
EV/Total Assets	0.94x	0.95x	0.93x	#DIV/0!	#DIV/0!
P/E	16.6x	17.4x	17.2x	#DIV/0!	#DIV/0!
P/CF	7.7x	7.9x	7.8x	#DIV/0!	#DIV/0!
P/NBV	1.4x	1.3x	1.3x	#DIV/0!	#DIV/0!

Dollars in:	millions	Ticker:	ROCK
Tax Rate:	39.5%	5-YR EPS:	
Exchange Rate:	$1.0000	Levered Beta:	

Income Statement

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
	03/2013	03/2013	03/2012	12/2012	12/2011	12/2010
Revenue	$795	$197	$192	$790	$767	$637
Cost of Goods Sold (includes D&A)	644	161	157	$640	$621	$534
Gross Profit	$150	$36	$35	$150	$145	$104
Selling, General & Administrative	107	31	28	105	109	100
Other Operating Expenses	0	0	0	0	0	
Reported Operating Income (EBIT)	$43	$5	$7	$45	$36	$4
Interest Expense	25	11	5	19	19	20
Interest (Income)	0	0	0	0	0	0
Other	4	(0)	(0)	4	(0)	77
Non-Operating One-time Items	(0)	0	0	0	(7)	16
Reported Pre-tax Income	$14	$(6)	$2	$22	$24	$(108)
Minority Interest	0		0	0	0	0
Income Taxes	6	(2)	1	10	8	(17)
Reported Net Income from Continuing Operations	$8	$(3,643)	$1,362	$13	$17	$(91)
Preferred Dividends	0	0	0	0	0	0
Reported Net Income Available to Common Equity	$8	$(34)	$1	$13	$17	$(91)
Implied Tax Rate	43.5%	38.0%	40.6%	42.5%	31.7%	15.7%
Selected Tax Rate	39.5%	39.5%	39.5%	39.5%	32.5%	39.5%

Adjusted Income Statement

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
Reported Operating Income (EBIT)	$43	$5	$7	$45	$36	$4
Non-Recurring Operating Items	0	0	0	0	0	
Recurring Other Expense/(Income)	0	0	0	0	0	
Adjusted EBIT	$43	$5	$7	$45	$36	$4
Depreciation & Amortization	26.685	6.904	6.553	26.344	26.181	23.966
Adjusted EBITDA	$70	$12	$14	$71	$63	$28
Reported Net Income Available to Common Equity	$8	$(4)	$1	$13	$17	$(91)
Total Special Items	0		(7)	0	(7)	16
Adjusted Net Income Available to Common Equity	$8	$(4)	$(5)	$13	$11	$(82)
Depreciation & Amortization	27	7	7	26	26	24
Adjusted Cash Flow	$34	$3	$4	$39	$38	$(58)

Balance Sheet

	03/2013		03/2012	12/2012	12/2011	12/2010
Cash and Marketable Securities	$30			$48	$54	$61
Accounts Receivable	112			89	91	70
Inventories	125			116	109	78
Other Current Assets	14			13	15	33
Total Current Assets	281			267	269	242
Plant, Property & Equipment, net	148			152	152	146
Intangibles	456			0	0	0
Other Assets	7			465	451	423
Total Assets	892			884	872	811
Accounts Payable	82			69	67	57
Current Debt Obligations	0			1	0	0
Other Current Liabilities	37			47	61	43
Total Current Liabilities	$119			$118	$128	$100
Long-Term Debt	214			207	207	207
Other Liabilities	88			83	77	63
Total Liabilities	$421			$407	$412	$370
Minority Interest	0			0	0	0
Preferred Securities	0			0	0	0
Shareholder's Equity	471			477	460	441
Total Liabilities & Shareholder's Equity	$892			$884	$872	$811

Statement of Cash Flows

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
Depreciation & Amortization	$27	$7	$7	$26	$26	$24
Capital Expenditures	$11	$2	$3	$11	$12	$8
Acquisition Capital Expenditures	$0	$0	$0	$0	$0	$0

LTM Margins

Gross Profit	18.9%
EBITDA	8.8%
EBIT	5.4%
Cash Flow	4.3%
Net Income	1.0%

Growth Rate

2-Year Revenue (Hist.)	11.3%
1-Year Revenue (Hist.)	3.1%
2-Year Gross Profit (Hist.)	20.0%
2-Year EBITDA (Hist.)	58.7%
1-Year EBITDA (Hist.)	14.3%
2-Year EBIT (Hist.)	222.3%
2-Year Net Income (Hist.)	NMF
2-Year D&A (Hist.)	4.8%
2-Year Capex (Hist.)	16.9%
1-Year Revenue (Proj.)	11.6%
1-Year EBITDA (Proj.)	36.2%
5-Year EPS Growth	

Common Size

Accounts Receivable	12.5%
Inventory	14.1%
Plants, Property & Equip.	16.6%
Accounts Payable	9.2%
Interest-Bearing Debt	24.1%
Tangible Book Value	1.7%

Activity Ratios

Return on Assets	0.9%
Return on Comm. Equity	1.6%
Current Ratio	2.4
Quick Ratio	1.2
Inventory Turnover	5.1
Accounts Receivable Days	51.2
Accounts Payable Days	46.4
Net Working Capital	$132
Other L-T Liab. / EV	11.4%

Leverage Ratios

Debt / EBITDA	3.1x
Debt / MVE	36.8%
Debt / EV	28.0%
Interest Coverage	2.8x

Miscellaneous Calculations

Relative Depreciation	38.1%
Capex / Revenue	1.3%

Enterprise Value Calculation

Basic Shares	31
Dilutive Shares (from EPS Note)	0.4
Fully Diluted Shares (as of 12/31/03)	31
Current Price	$18.78
Market Value of Equity	$583
Minority Interest	0
Book Debt	214
Assumed Converted Debt	0
Preferred Liquidation/Redemption Value	0
Assumed Converted Preferreds	0
Cash and Cash Equivalents	30
Enterprise Value	$767

Multiple Calculation/Projections

	5-Year Avg.	FYE	LTM	NFY	NFY+1
Revenue	$731	$790	$795	$882	$943
EBITDA	$54	$71	$70	$97	$115
EBIT	$28	$45	$43	$70	$80
Total Assets	$801	$836	$861	#DIV/0!	#DIV/0!
Earnings	$(19)	$13	$8	#DIV/0!	#DIV/0!
EPS (diluted)	$(0.61)	$0.41	$0.25	#DIV/0!	#DIV/0!
Cash Flow	$7	$39	$34	#DIV/0!	#DIV/0!
Book Equity	$459	$477	$15	#DIV/0!	#DIV/0!
EV/Revenue	1.05x	0.97x	0.97x	0.87x	0.81x
EV/EBITDA	14.2x	10.8x	11.0x	7.9x	6.7x
EV/EBIT	27.0x	17.1x	17.8x	11.0x	9.6x
EV/Total Assets	0.96x	0.92x	0.89x	#DIV/0!	#DIV/0!
P/E	(30.8x)	46.1x	76.1x	#DIV/0!	#DIV/0!
P/CF	88.9x	14.9x	17.0x	#DIV/0!	#DIV/0!
P/NBV	1.3x	1.2x	38.3x	#DIV/0!	#DIV/0!

Dollars in:	millions		Ticker:	LEG
Tax Rate:	39.5%		5-YR EPS	
Exchange Rate:	$1.0000		Levered Beta	

Income Statement

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
	12/2012	03/2013	03/2012	12/2012	12/2011	12/2010
Revenue	$3,710	$936	$947	$3,721	$3,636	$3,359
Cost of Goods Sold (includes D&A)	2,951	747	769	2,973	2,971	2,704
Gross Profit	**$759**	**$189**	**$178**	**$748**	**$665**	**$655**
Selling, General & Administrative	415	113	104	$406	401	374
Other Operating Expenses	0			$0	0	0
Reported Operating Income (EBIT)	**$344**	**$76.000**	**$74.200**	**$342**	**$264.400**	**$281.300**
Interest Expense	44	10	10	$43	38	38
Interest (Income)	0	0	0	$0	0	0
Other	0	0	0	$0	0	2
Non-Operating One-time Items	(7)	(4)	(2)	($6)	20	(14)
Reported Pre-tax Income	**$307**	**$70**	**$67**	**$304**	**$206**	**$256**
Minority Interest	(2)	(0)	(1)	($2)	(3)	(6)
Income Taxes	54	20	22	$56	50	72
Reported Net Income from Continuing Operations	**$251**	**$49.100**	**$44.000**	**$245**	**$153.300**	**$177.400**
Extraordinary Loss Net of Tax	(2)	0	0	($2)	0	1
Reported Net Income Available to Common Equity	**$251**	**$49**	**$44**	**$248**	**$153**	**$177**
Implied Tax Rate	*17.6%*	*28.8%*	*33.4%*	*$0*	*24.2%*	*20.5%*
Selected Tax Rate	*39.5%*	*39.5%*	*39.5%*	*$0*	*39.5%*	*39.5%*

Adjusted Income Statement

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
Reported Operating Income (EBIT)	$344	$76	$74	$342	$264	$281
Non-Recurring Operating Items	0			$0	0	0
Recurring Other Expense/(Income)	0			$0	0	0
Adjusted EBIT	**$344**	**$76**	**$74.200**	**$342**	**$264**	**$281**
Depreciation & Amortization	115.100	28.000	29.000	$116	116.900	122.800
Adjusted EBITDA	**$459**	**$104**	**$103**	**$458**	**$381**	**$404**
Reported Net Income Available to Common Equity	$253	$49	$44	$248	$153	$177
Total Special Items	(7)	(4)	(2)	($6)	20	(14)
Adjusted Net Income Available to Common Equity	**$249**	**$47**	**$43**	**$245**	**$865**	**$868**
Depreciation & Amortization	115	28	29	$116	117	123
Adjusted Cash Flow	**$364**	**$75**	**$72**	**$361**	**$281**	**$291**

Balance Sheet

	03/2013		03/2012	12/2012	12/2011	12/2010
Cash and Marketable Securities	$449			$359	$236	$245
Accounts Receivable	$529			$446	$504	$479
Inventories	$503			$489	$441	$435
Other Current Assets	$44			$45	$43	$60
Total Current Assets	**$1,525**			**$1,339**	**$1,224**	**$1,219**
Plant, Property & Equipment, net	$567			$573	$581	$624
Intangibles	$0			$0	$0	$0
Other Assets	$1,336			$1,343	$1,111	$1,158
Total Assets	**$3,429**			**$3,255**	**$2,915**	**$3,001**
Accounts Payable	$320			$285	$257	$226
Current Debt Obligations	$201			$202	$3	$2
Other Current Liabilities	$271			$244	$327	$294
Total Current Liabilities	**$793**			**$731**	**$586**	**$523**
Long-Term Debt	$954			$854	$833	$762
Other Liabilities	$242			$228	$188	$191
Total Liabilities	**$1,988**			**$1,813**	**$1,607**	**$1,477**
Minority Interest	$0			$8	$11	$17
Preferred Securities	$0			$0	$0	$0
Shareholder's Equity	$1,440			$1,435	$1,297	$1,507
Total Liabilities & Shareholder's Equity	**$3,429**			**$3,255**	**$2,915**	**$3,001**

Statement of Cash Flows

	LTM	YTD	YTD-1	FYE	FYE-1	FYE-2
Depreciation & Amortization	$115	$28	$29	$116	$117	$123
Capital Expenditures	$75	$20	$18	$71	$75	$68
Acquisition Capital Expenditures	$0	$0	$0	$0	$0	$0

LTM Margins

Gross Profit	20.5%
EBITDA	12.4%
EBIT	9.3%
Cash Flow	9.8%
Net Income	6.7%

Growth Rate

2-Year Revenue (Hist.)	5.2%
1-Year Revenue (Hist.)	2.3%
2-Year Gross Profit (Hist.)	6.8%
2-Year EBITDA (Hist.)	6.5%
1-Year EBITDA (Hist.)	20.1%
2-Year EBIT (Hist.)	10.2%
2-Year Net Income (Hist.)	20.5%
2-Year D&A (Hist.)	-2.8%
2-Year Capex (Hist.)	2.4%
1-Year Revenue (Proj.)	2.8%
1-Year EBITDA (Proj.)	8.8%
5-Year EPS Growth	

Common Size

Accounts Receivable	15.4%
Inventory	14.7%
Plants, Property & Equip.	16.5%
Accounts Payable	9.3%
Interest-Bearing Debt	33.7%
Tangible Book Value	42.0%

Activity Ratios

Return on Assets	7.3%
Return on Comm. Equity	17.6%
Current Ratio	1.9
Quick Ratio	1.2
Inventory Turnover	5.9
Accounts Receivable Days	52.0
Accounts Payable Days	39.6
Net Working Capital	$484
Other L-T Liab. / EV	4.5%

Leverage Ratios

Debt / EBITDA	2.5x
Debt / MVE	25.0%
Debt / EV	21.7%
Interest Coverage	10.4x

Miscellaneous Calculations

Relative Depreciation	25.1%
Capex / Revenue	2.0%

Enterprise Value Calculation

Basic Shares	142
Dilutive Shares ((from EPS Note)	1
Fully Diluted Shares	143
Current Price	$32.33
Market Value of Equity	$4,616
Minority Interest	0
Book Debt	1,155
Assumed Converted Debt	0
Preferred Liquidation/Redemption Value	0
Assumed Converted Preferreds	0
Cash and Cash Equivalents	449
Enterprise Value	$5,322

Multiple Calculation/Projections

	5-Year Avg.	FYE	LTM	NFY	NFY+1
Revenue	$3,572	$3,721	$3,710	$3,826	$3,973
EBITDA	$414	$458	$459	$498	$543
EBIT	$296	$342	$344	$383	$418
Total Assets	$2,777	$2,896	$2,979	#DIV/0!	#DIV/0!
Earnings	$193	$245	$249	#DIV/0!	#DIV/0!
EPS (diluted)	$1.35	$1.71	$1.74	#DIV/0!	#DIV/0!
Cash Flow	$311	$361	$364	#DIV/0!	#DIV/0!
Book Equity	$1,413	$1,435	$1,440	#DIV/0!	#DIV/0!
EV/Revenue	1.49x	1.43x	1.43x	1.39x	1.34x
EV/EBITDA	12.8x	11.6x	11.6x	10.7x	9.8x
EV/EBIT	18.0x	15.6x	15.5x	13.9x	12.7x
EV/Total Assets	1.92x	1.84x	1.79x	#DIV/0!	#DIV/0!
P/E	23.9x	16.9x	18.6x	#DIV/0!	#DIV/0!
P/CF	14.8x	12.8x	12.7x	#DIV/0!	#DIV/0!
P/NBV	3.3x	3.2x	3.2x	#DIV/0!	#DIV/0!

Dollars in:	millions
Tax Rate:	39.5%
Exchange Rate:	$1.0000

Ticker	IIIN
5-YR EPS:	
Levered Beta	

Income Statement

	LTM 03/2013	YTD 03/2013	YTD - 1	FYE 09/2012	FYE - 1 09/2011	FYE - 2 09/2010
Revenue	$360			$363	$337	$212
Cost of Goods Sold (includes D&A)	328			341	305	191
Gross Profit	$32	-	-	$22	$32	$20
Selling, General & Administrative	20			19	20	16
Other Operating Expenses	0			0	0	0
Reported Operating Income (EBIT)	$12	-	-	$4	$12	$4
Interest Expense	0			1	1	0
Interest (Income)	0			0	0	0
Other	0			0	0	0
Non-Operating One-time Items	(0)			0	11	3
Reported Pre-tax Income	$12	-	-	$3	$0	$0
Minority Interest	0			0	0	0
Income Taxes	4			1	0	(0)
Reported Net Income from Continuing Operations	$8	-	-	$2	($0)	$0
Extraordinary Loss Net of Tax	0			0	0	(0)
Reported Net Income Available to Common Equity	$8	$0.000000	$0.000000	$2	($0)	$0
Implied Tax Rate	*33.3%*	*#DIV/0!*	*#DIV/0!*	*33.6%*	*483.2%*	*-135.5%*
Selected Tax Rate	*39.5%*	*39.5%*	*39.5%*	*39.5%*	*39.5%*	*39.5%*

Adjusted Income Statement

	LTM	YTD	YTD-1	FYE	FYE-1	FYE-2
Reported Operating Income (EBIT)	$12	$0.000000	$0.000000	$4	$12	$4
Non-Recurring Operating Items	0			0		
Recurring Other Expense/(Income)	0			0		
Adjusted EBIT	$12	$0.000000	$0.000000	$4	$12	$4
Depreciation & Amortization	9.670	0.000	0.000	9.762	9.573	7.009
Adjusted EBITDA	$22	$0	$0	$13	$21	$11
Reported Net Income Available to Common Equity	$8	$0	$0	$2	($0)	$0
Total Special Items	0	0	0	0	11	3
Adjusted Net Income Available to Common Equity	$8	$0	$0	$2	$6	$3
Depreciation & Amortization	10	0	0	10	10	7
Adjusted Cash Flow	$18	$0	$0	$12	$16	$10

Balance Sheet

	03/2013			09/2012	09/2011	09/2010
Cash and Marketable Securities	$8			$0	$0	$46
Accounts Receivable	34			42	42	25
Inventories	66			66	76	44
Other Current Assets	5			7	4	4
Total Current Assets	$113			$115	$122	$119
Plant, Property & Equipment, net	87			88	89	59
Intangibles	0			0	0	0
Other Assets	6			6	5	5
Total Assets	$206			$209	$217	$183
Accounts Payable	34			30	39	21
Current Debt Obligations	0			0	1	0
Other Current Liabilities	6			6	7	6
Total Current Liabilities	$39			$36	$47	$27
Long-Term Debt	0			11	13	0
Other Liabilities	13			12	8	8
Total Liabilities	$52			$59	$68	$35
Minority Interest	0			0	0	0
Preferred Securities	0			0	0	0
Shareholder's Equity	154			150	148	148
Total Liabilities & Shareholder's Equity	$206			$209	$217	$183

Statement of Cash Flows

	03/2013					
Depreciation & Amortization	$10			$10	$10	$7
Capital Expenditures	$8			$8	$8	$1
Acquisition Capital Expenditures	$0					

Enterprise Value Calculation

Basic Shares	18
Dilutive Shares (from EPS Note)	0.3
Fully Diluted Shares	18
Current Price	$16.25
Market Value of Equity	$293
Minority Interest	0
Book Debt	0
Assumed Converted Debt	0
Preferred Liquidation/Redemption Value	0
Assumed Converted Preferreds	0
Cash and Cash Equivalents	8
Enterprise Value	$285

Multiple Calculation/Projections

	3-Year Avg.	FYE	LTM	NFY	NFY+1
Revenue	$304	$363	$360	$366	$435
EBITDA	$15	$13	$22	$36	$42
EBIT	$7	$4	$12	$0	$0
Total Assets	$187	$209	$198	#DIV/0!	#DIV/0!
Earnings	$4	$2	$8	#DIV/0!	#DIV/0!
EPS (diluted)	$0.20	$0.11	$0.44	#DIV/0!	#DIV/0!
Cash Flow	$12	$12	$18	#DIV/0!	#DIV/0!
Book Equity	$149	$150	$154	#DIV/0!	#DIV/0!
EV/Revenue	0.94x	0.78x	0.79x	0.78x	0.65x
EV/EBITDA	18.4x	21.4x	12.9x	7.9x	6.9x
EV/EBIT	42.8x	80.3x	22.9x	#DIV/0!	#DIV/0!
EV/Total Assets	1.52x	1.37x	1.44x	#DIV/0!	#DIV/0!
P/E	81.4x	151.8x	36.8x	#DIV/0!	#DIV/0!
P/CF	23.7x	25.0x	16.6x	#DIV/0!	#DIV/0!
P/NBV	2.0x	2.0x	1.9x	#DIV/0!	#DIV/0!

LTM Margins

Gross Profit	8.9%
EBITDA	6.1%
EBIT	3.5%
Cash Flow	4.9%
Net Income	2.2%

Growth Rate

2-Year Revenue (Hist.)	31.0%
1-Year Revenue (Hist.)	7.8%
2-Year Gross Profit (Hist.)	5.1%
2-Year EBITDA (Hist.)	8.5%
1-Year EBITDA (Hist.)	-38.7%
2-Year EBIT (Hist.)	-9.2%
2-Year Net Income (Hist.)	-13.0%
2-Year D&A (Hist.)	18.0%
2-Year Capex (Hist.)	132.4%
1-Year Revenue (Proj.)	0.6%
1-Year EBITDA (Proj.)	171.2%
5-Year EPS Growth	

Industry Metrics

#REF!	
#REF!	
#REF!	
#REF!	
#REF!	
#REF!	
#REF!	
#REF!	

Common Size

Accounts Receivable	16.3%
Inventory	32.2%
Plants, Property & Equip.	42.2%
Accounts Payable	16.4%
Interest-Bearing Debt	0.0%
Tangible Book Value	74.5%

Activity Ratios

Return on Assets	3.9%
Return on Comm. Equity	5.1%
Current Ratio	2.9
Quick Ratio	1.1
Inventory Turnover	5.0
Accounts Receivable Days	34.0
Accounts Payable Days	37.5
Net Working Capital	$65
Other L-T Liab. / EV	4.6%

Leverage Ratios

Debt / EBITDA	0.0x
Debt / MVE	0.0%
Debt / EV	0.0%
Interest Coverage	58.2x

Miscellaneous Calculations

Relative Depreciation	43.7%
Capex / Revenue	2.2%

Pricing Information

Current Price	#REF!
52 Week High Price	#REF!
52 Week High Date	#REF!
52 Week Low Price	#REF!
52 Week Low Date	#REF!
20-Day Moving Average	#REF!
Cash Dividends	#REF!
Exchange Name	#REF!
Prior Period Close Price	#REF!
Prior Period 20-Day Moving A	#REF!

Activate Build-Up Method (Y/N)

	N	
Earnings	EBIT	EBITDA
$2	$4	$13
$8	$12	$22

Gerdau SA

Comparable Company Input Page

Keystone Consolidated Industries, Inc.

Dollars in:	millions
Tax Rate:	39.5%
Exchange Rate:	$1.0000

Ticker:	GGBR3
5-YR EPS:	
Levered Beta	

Income Statement

	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
	12/2012	03/2013		12/2012	12/2011	12/2010
Revenue				$19,520	$21,213	$17,858
Cost of Goods Sold (includes D&A)				17,080	18,153	14,718
Gross Profit	**$0**	-	-	**$2,440**	**$3,061**	**$3,140**
Selling, General & Administrative				1,363	1,490	1,398
Other Operating Expenses				(126)	(117)	(118)
Reported Operating Income (EBIT)	**$0**	-	-	**$1,203**	**$1,687**	**$1,859**
Interest Expense				417	496	523
Interest (Income)				0	0	0
Other				69	(31)	(59)
Non-Operating One-time Items				(85)	(186)	(288)
Reported Pre-tax Income	**$0**	-	-	**$801**	**$1,408**	**$1,683**
Minority Interest				(36)	(55)	(179)
Income Taxes				32	152	285
Reported Net Income from Continuing Operations	**$0**	-	-	**$733**	**$1,202**	**$1,219**
Extraordinary Loss Net of Tax				0	0	0
Reported Net Income Available to Common Equity	**$0**	**$0.000000**	**$0.000000**	**$733**	**$1,202**	**$1,219**
Implied Tax Rate	*#DIV/0!*	*#DIV/0!*	*#DIV/0!*	*4.1%*	*10.8%*	*16.9%*
Selected Tax Rate	*39.5%*	*39.5%*	*39.5%*	*39.5%*	*39.5%*	*39.5%*

Adjusted Income Statement	LTM	YTD	YTD - 1	FYE	FYE - 1	FYE - 2
Reported Operating Income (EBIT)	$0	$0.000000	$0.000000	$1,203	$1,687	$1,859
Non-Recurring Operating Items				0		
Recurring Other Expense/(Income)				0		
Adjusted EBIT	**$0**	**$0.000000**	**$0.000000**	**$1,202.5**	**$1,687**	**$1,859**
Depreciation & Amortization		0.000	0.000	939.191	1,061.595	1,076.891
Adjusted EBITDA	**$0**	**$0**	**$0**	**$2,141.69**	**$2,748.97**	**$2,936**
Reported Net Income Available to Common Equity		$0	$0	$733	$1,202	$1,219
Total Special Items		0	0	(210)	(303)	(406)
Adjusted Net Income Available to Common Equity	**$0**	**$0**	**$0**	**$605**	**$1,018**	**$973**
Depreciation & Amortization		0	0	939	1,062	1,077
Adjusted Cash Flow	**$0**	**$0**	**$0**	**$1,545**	**$2,080**	**$2,050**

Balance Sheet

	03/2013			12/2012	12/2011	12/2010
Cash and Marketable Securities	$1,219			$1,219	$2,457	$1,311
Accounts Receivable	1,804		2,350	1,804	1,934	1,899
Inventories	4,404			4,404	4,325	4,095
Other Current Assets	584			584	579	493
Total Current Assets	$8,011			$8,011	$9,395	$7,799
Plant, Property & Equipment, net	9,612			9,612	9,282	9,742
Intangibles	809			809	537	309
Other Assets	7,486			7,486	7,711	7,989
Total Assets	$25,918			$25,918	$26,824	$25,838
Accounts Payable	$1,494		1,467	$1,494	$1,724	$1,074
Current Debt Obligations	1,261			1,261	943	1,020
Other Current Liabilities	1,065			1,065	970	931
Total Current Liabilities	$3,819			$3,819	$3,637	$3,025
Long-Term Debt	5,900			5,900	6,401	7,817
Other Liabilities	2,141			2,141	2,554	2,858
Total Liabilities	$11,860			$11,860	$12,592	$13,701
Minority Interest	758			758	817	408
Preferred Securities	0			0	0	0
Shareholder's Equity	13,300			13,300	13,416	11,729
Total Liabilities & Shareholder's Equity	$25,918			$25,918	$26,824	$25,838

Statement of Cash Flows

Depreciation & Amortization	$939			$939	$1,062	$1,077
Capital Expenditures	$1,607			$1,607	$1,175	$733
Acquisition Capital Expenditures	$0					

Enterprise Value Calculation

Basic Shares	1,700
Dilutive Shares (from EPS Note)	153.5
Fully Diluted Shares	1,854
Current Price	$6.67
Market Value of Equity	$12,370
Minority Interest	758
Book Debt	7,161
Assumed Converted Debt	0
Preferred Liquidation/Redemption Value	0
Assumed Converted Preferreds	0
Cash and Cash Equivalents	1,219
Enterprise Value	$19,069

Multiple Calculation/Projections

	3-Year Avg.	FYE	LTM	NFY	NFY+1
Revenue	$19,530	$19,520	$0	$20,428	$21,969
EBITDA	$2,609	$2,142	$0	$2,552	$3,056
EBIT	$1,583	$1,203	$0	$1,545	$2,023
Total Assets	$24,531	$24,699	$24,699	#DIV/0!	#DIV/0!
Earnings	$866	$605	$0	#DIV/0!	#DIV/0!
EPS (diluted)	$0.47	$0.33	$0.00	#DIV/0!	#DIV/0!
Cash Flow	$1,892	$1,545	$0	#DIV/0!	#DIV/0!
Book Equity	$12,264	$12,492	$12,492	#DIV/0!	#DIV/0!
EV/Revenue	0.98x	0.98x	#DIV/0!	0.93x	0.87x
EV/EBITDA	7.3x	8.9x	#DIV/0!	7.5x	6.2x
EV/EBIT	12.0x	15.9x	#DIV/0!	12.3x	9.4x
EV/Total Assets	0.78x	0.77x	0.77x	#DIV/0!	#DIV/0!
P/E	14.3x	20.4x	#DIV/0!	#DIV/0!	#DIV/0!
P/CF	6.5x	8.0x	#DIV/0!	#DIV/0!	#DIV/0!
P/NBV	1.0x	1.0x	1.0x	#DIV/0!	#DIV/0!

LTM Margins

Gross Profit	#DIV/0!
EBITDA	#DIV/0!
EBIT	#DIV/0!
Cash Flow	#DIV/0!
Net Income	#DIV/0!

Growth Rate

2-Year Revenue (Hist.)	4.5%
1-Year Revenue (Hist.)	-8.0%
2-Year Gross Profit (Hist.)	-11.8%
2-Year EBITDA (Hist.)	-14.6%
1-Year EBITDA (Hist.)	-22.1%
2-Year EBIT (Hist.)	-19.6%
2-Year Net Income (Hist.)	-21.1%
2-Year D&A (Hist.)	-6.6%
2-Year Capex (Hist.)	48.1%
1-Year Revenue (Proj.)	4.7%
1-Year EBITDA (Proj.)	19.2%
5-Year EPS Growth	

Industry Metrics

#REF!	
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Common Size

Accounts Receivable	7.0%
Inventory	17.0%
Plants, Property & Equip.	37.1%
Accounts Payable	5.8%
Interest-Bearing Debt	27.6%
Tangible Book Value	48.2%

Activity Ratios

Return on Assets	0.0%
Return on Comm. Equity	0.0%
Current Ratio	2.1
Quick Ratio	0.8
Inventory Turnover	0.0
Accounts Receivable Days	#DIV/0!
Accounts Payable Days	#DIV/0!
Net Working Capital	$4,234
Other L-T Liab. / EV	11.2%

Leverage Ratios

Debt / EBITDA	#DIV/0!
Debt / MVE	57.9%
Debt / EV	37.6%
Interest Coverage	#DIV/0!

Miscellaneous Calculations

Relative Depreciation	#DIV/0!
Capex / Revenue	#DIV/0!

Pricing Information

Current Price	#REF!
52 Week High Price	#REF!
52 Week High Date	#REF!
52 Week Low Price	#REF!
52 Week Low Date	#REF!
20-Day Moving Average	#REF!
Cash Dividends	#REF!
Exchange Name	#REF!
Prior Period Close Price	#REF!
Prior Period 20-Day Moving A	#REF!

Activate Build-Up Method (Y/N)

N

Earnings	EBIT	EBITDA
$605	$1,203	$2,142
$0	$0	$0